Exhibit 99.1
For Immediate Release
Resignation of Director, Jimmy Phoon Siew Heng
Singapore — 04/27/2009, United States — 04/27/2009, — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced the resignation of Jimmy Phoon Siew Heng, member to its Board of Directors, with immediate effect.
“On behalf of the Board, I would like to express our appreciation to Jimmy for his contributions to the Board. Jimmy contributed actively to deliberations at the Board and his insights, experience and wise counsel will be missed,” said Charles Richard Wofford, Chairman of STATS ChipPAC.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com